SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of October, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are the following documents which complement the report on Form 6-K as submitted by Banco de Chile on October 12, 2005:

a) An English translation of an essential information regarding Banco de Chile ("Bank"), submitted to the Chilean Superintendency of Banks, the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchanges on October 12,2005.
b) An English translation of a press release issued by the Bank on October 12, 2005
c) An Assessment of Civil Money Penalty ordered by the Financial Crimes Enforcement Network on October 12, 2005
d) A Stipulation and Consent to the Issuance of a Consent Order for Civil Money Penalty, entered by the Bank with the Office of the Comptroller of the Currency
e) A Consent Order for Civil Money Penalty ordered by the Office of the Comptroller of the Currency.

BANCO DE CHILE
ESSENTIAL INFORMATION

Banco de Chile informs to its customers and general public the following essential information regarding this institution:

"On October 12, 2005, Banco de Chile entered into agreements with the Office of the Comptroller of the Currency (OCC), and separately with the Financial Crimes Enforcement Network (FinCEN) requiring its New York and Miami branches ("the U.S. Branches") a total payment of a three million dollars civil money penalty to resolve allegations related to Bank Secrecy Act, in particular its U.S. anti - money laundering compliance program and suspicious activity reporting obligations."

"Likewise and with the same date, the Financial Crimes Enforcement Network issued an Assessment of Civil Money Penalty, and the Office of the Comptroller of the Currency issued a Consent Order for Civil Money Penalty"

This publication is made by virtue of Articles 9 and 10 of the Chilean Securities Law N° 18,045 and regulations issued thereunder.

The General Manager

Santiago, October 2005

PRESS RELEASE

BANCO DE CHILE ANNOUNCES AGREEMENTS WITH REGULATORS
AND AGREES TO PAY CIVIL MONEY PENALTY

SANTIAGO, OCTOBER 12 2005, - Banco de Chile (NYSE: BCH) today announced that its U.S. Branches have reached agreements requiring a total payment of a $3 million civil money penalty to resolve allegations related to its compliance with the U.S. Bank Secrecy Act. The agreements were entered into separately with the Office of the Comptroller of the Currency (OCC) and the Financial Crimes Enforcement Network of the United States Department of the Treasury (FinCEN). The violations alleged by the OCC and FinCEN concern the bank's U.S. anti-money laundering program.

Banco de Chile CEO Pablo Granifo said: "In keeping with our prior commitments, Banco de Chile accepts complete responsibility for any operational lapses. The actions announced today mark the end of a yearlong process during which Bank officials cooperated fully with regulators. We remain fully committed to honoring the consent orders entered into with the OCC and the Federal Reserve. Our U.S. Branches are implementing revised policies and procedures for anti money laundering compliance by improving internal controls, strengthening independent audit functions and increasing overall U.S. human resources capabilities. While the Bank has made highly significant strides in enhancing its safeguards, neither I nor other members of the senior management team will rest until the Bank has achieved a sustainable, best-in-class compliance framework and culture."

Assessment of Civil Money Penalty ordered by the Financial
Crimes Enforcement Network on October 12, 2005

UNITED STATES OF AMERICA
DEPARTMENT OF THE TREASURY
FINANCIAL CRIMES ENFORCEMENT NETWORK

IN THE MATTER OF:	)
)
)
)
THE NEW YORK BRANCH OF	)
BANCO DE CHILE	)	Number 2005-03
NEW YORK, NEW YORK	)
)
THE MIAMI BRANCH OF	)
BANCO DE CHILE	)
MIAMI, FLORIDA	)

ASSESSMENT OF CIVIL MONEY PENALTY

I. INTRODUCTION

     The Secretary of the United States Departmcnt of the Treasury has delegated to the Director of the Financial Crimes Enforcement Network the authority to determine whether a financial institution has violated the Bank Secrecy Act and the regulations issued pursuant to that Act,l and what, if any, sanction is appropriate.

     In order to resolve this matter, and only for that purpose, Banco de Chile has entered into a CONSENT TO THE ASSESSMENT OF CIVIL MONEY PENALTY ("CONSENT") dated October 12.2005, without admitting or denying the findings and determinations by the Financial Crimes Enforcement Network, as described in Sections III and IV below, except as to jurisdiction in Section II below, which is admitted.

     The CONSENT is incorporated in this ASSESSMENT OF CIVIL MONEY PENALTY ("ASSESSMENT") by this reference.

II. JURISDICTION

     Banco de Chile-New York and Banco de Chile-Miami are branches of Banco de Chile ("Banco de Chile"), a public shareholding company and banking institution, with headquarters in Santiago, the capital city of Chile. Banco de Chile has approximately 240 branches in Chile, as well as offices in Hong Kong, Brazil, Argentina and Mexico. Banco de Chile is principally engaged in commercial banking in Chile, providing general banking services to a broad customer base. As of September 30, 2004, Banco de Chile had total assets of $ 15.8 billion.

         1 31 U.S.C §§ 5311 et seq. and 31 C.F.R. Part 103.

     Banco de Chile-New York is a federal branch of Banco de Chile located in the United States. Banco de Chile-New York was licensed in 1982 by the Office of the Comptroller of the Currency, which examines Banco de Chile-New York for compliance with the Bank Secrecy Act and its implementing regulations and for compliance with similar rules under Title 12 of the United States Code. Banco de Chile-Miami was initially established as a Florida licensed agency in 1994. The Federal Reserve Board and the Florida Office of Financial Regulation approved the agency's conversion to a branch in 2004. The Federal Reserve Bank of Atlanta examines Banco de Chile-Miami for compliance with the Bank Secrecy Act and its implementing regulations, as well as for compliance with similar rules under Title 12 of the United States Code.

     At all relevant times, Banco de Chile-New York and Banco de Chile-Miami were each a "financial institution" and a "bank" within the meaning of the Bank Secrecy Act and the regulations issued pursuant to that Act.2

III. DETERMINATIONS

A.      Summary

     Banco de Chile is principally engaged in commercial banking in Chile, providing general banking services to a broad customer base. The bank provides, directly and indirectly through its subsidiaries and affiliates, credit and non-credit products and services to all segments of the Chilean financial markets. Its operations are organized in six commercial divisions induding large corporations, middle market companies, retail banking, consumer banking, international banking, and treasury and money market. Banco de Chile has also established eight non-banking financial service subsidiaries that provide securities brokerage, investment and mutual funds, collections, retail sa1es, factoring, insurance, financial advisory, and securitization services. Banco de Chile's corporate banking services include commercial loans, foreign exchange, capital market services, cash management and non-credit services such as payroll and payment transactions. The current ownership group assumed control of Banco de Chile in March 2001.

     Through Banco de Chile-New York and Banco de Chi1e-Miami, Banco de Chile provides its customer base with access to the United States financial system. Banco de Chile-New York and Banco de Chile-Miami provide trade financing for Banco de Chile's customers, extend credit to Banco de Chile's customers and their business operations, and provide deposit, transactional and other retail banking services to Banco de Chile's customers.

     An investigation by the Financial Crimes Enforcement Network revealed that Banco de Chile-New York and Banco de Chile-Miami failed to establish and maintain an adequate system of internal controls and failed to designate a person, or persons, to adequately ensure compliance with the Bank Secrecy Act. The investigation also

         2 31 U.S.C § 5312(a)(2) and 31 C.F.R. § 103.11.

determined that Banco de Chile-New York and Banco de Chile-Miami failed to conduct adequate independent testing for compliance with the Bank Secrecy Act.3

     Internal control failures, an inappropriate level of due diligence and inadequate independent testing led to failures by both Banco de Chile-New York and Banco de Chile-Miami to identify, monitor and timely report suspicious activity related to a prominent Chilean politically exposed person and family members and associates of the politically exposed person. Suspicious activity related to this politically exposed person dates back to at least November 1997. This failure of Banco de Chile-New York and Banco de Chile-Miami to comply with the Bank Secrecy Act and the regulations issued pursuant to that Act was significant.

     On February l, 2005, the Office of the Comptroller of the Currency and Banco de Chile-New York entered into a Consent Order. The Consent Order addresses deficiencies in Banco de Chile-New York's Bank Secrecy Act anti-money laundering program, focusing particularly on its weak internal control environment. The Order also addresses Bank Secrecy Act recordkeeping requirements, audits for Bank Secrecy Act compliance, identifying/monitoring and reporting suspicious activity, and enhancements to the Compliance Department. Further, the Order prohibits Banco de Chile-New York from conducting any transactions related to the identified prominent Chilean politically exposed person, restricts opening any new accounts involving politically exposed persons, and requires retention of documentation related to the instant matter and the establishment of a Reporting Committee consisting of senior officers to ensure compliance with all parts of the Order.

     On February 2, 2005, Banco de Chile-Miami consented to the issuance of a Cease and Desist Order by the Federal Reserve. The Cease and Desist Order addresses significant deficiencies in Banco de Chile-Miami's anti-money laundering program, focusing on its policies and procedures for customer due diligence, identification and reporting of suspicious activity, and risk management associated with customer accounts and transactions, as these relate to "Covered Persons," as the term is defined in interagency Guidance on Enhanced Scrutiny for Transactions that May Involve the Proceeds of Foreign Official Corruption, dated January 2001, which requires a review of accounts held for any "Covered Person."

B.     Violations of the Requirement to Implement an Anti-Money Laundering Program

The Financial Crimes Enforcement Network has determined that Banco de Chile-New York and Banco de Chile-Miami violated the anti-money laundering program requirements of the Bank Secrecy Act and the regulations issued pursuant to the Act.4 A

         3 The Financial Crimes Enforcement Network based the investigation, in part, on separate reviews by the Office of the Comptroller of the Currency and the Federal Reserve.

         4 31 U.S.C § 5318(h)(1) and 31 C.F.R. § 103.120. These requirements became effective on April 24, 2002.

bank regulated by a Federal functional regulator is deemed to have satisfied the requirements of 31 U.S.C. §5318(h)(l) if it implements and maintains an anti-money laundering program that complies with the regulations of its Federal functional regulator governing such programs.5 The Office of the Comptrol1er of the Currency is Banco de Chile-New York's primary Federal functional regulator. The Federal Reserve is Banco de Chile-Miami's primary Federal functional regulator.

     Both the Office of the Comptroller of the Currency and the Federal Reserve require each bank under its supervision to establish and maintain an anti-money laundering compliance program that, at a minimum: (a) provides for a system of internal controls to ensure ongoing compliance; (b) provides for independent testing for compliance conducted by bank personnel or an outside party; (c) designates an individual or individuals responsible for coordinating and monitoring day-to-day compliance; and (d) provides for training for appropriate personnel.6

     The Financial Crimes Enforcement Network has determined that the anti-money laundering programs at Banco de Chile-New York and Banco de Chile-Miami were deficient in three core elements of the anti-money laundering program requirements under the Bank Secrecy Act.

          1.      Internal Controls

     Banco de Chile-New York failed to implement adequate internal controls to ensure compliance with the Bank Secrecy Act and manage the risk of money laundering. Internal controls and systems in place at the time were either insufficient or circumvented, and failed to ensure effective monitoring of suspicious transactions related to account opening requirements, financial capacity analysis, account activity profi1ing and transactional testing and reporting. The lack of effective monitoring for suspicious activity information hindered the ability of Banco de Chile-New York to identify accounts and transactions bearing indicia of suspicious activity.

     Banco de Chile-New York personnel, including the General Manager at the time, authorized transactions by, for, or on behalf of at least one high profile Chilean politically exposed person that allowed such person to engage in apparent money laundering through the Branch. Senior New York Branch management was found to have circumvented established policies, violated laws and regulations, and obstructed examinations by intentionally misleading examiners in order to conceal the purpose, existence and true funding source of certain suspicious accounts and loans maintained by Banco de Chile-New York.

     On April 14, 2005, the Office of the Comptroller of the Currency removed the General Manager of Banco de Chile-New York from the United States' banking industry and imposed a $200,000 civil money penalty against the individual for engaging in

         5 31 C.F.R. § 103.120(b).

         6 12 C.F.R. §§ 21.21(c) and 208.63.

unsafe banking practices, related to his involvement in accounts owned or controlled by the prominent politically exposed person and his associates. In addition, Banco de Chile-New York and Banco de Chile-Miami failed to timely respond to widely-publicized reports of alleged criminal activity by this high-profile Chilean politically exposed person and failed to gather and analyze information from applicable accounts in order to assess the potential for suspicious activity.

     The Office of the Comptroller of the Currency's September 2004 targetet Bank Secrecy Act review of Banco de Chile-New York raised concerns about its account opening procedures. Although written account-opening procedures were found to be reasonable, they were not adequately implemented. A majority of accounts tested by examiners failed to contain key information regarding the occupational and financial profile of an associate of the prominent Chilean politically exposed person. Insufficient customer information and due diligence practices undermined Banco de Chile-New York's ability to adequately monitor these accounts for suspicious activity.

     During the Office of the Comptroller of the Currency's follow-up examination in February 2005, Banco de Chile-New York's Customer Identification Program was also found to be deficient.7 At a minimum, a written Customer Identification Program must adequately address a number of elements in order to be deemed compliant with the regulations. However, in its follow-up exam, the Office of the Comptroller of the Currency determined that Banco de Chile's Customer Identification Program did not address several of the required elements. SpecificalIy, Banco de Chile-New York's Customer Identification Program did not require a customer's identification number, did not include procedures for providing customers with notice of the requirements of the regulation, did not provide for independent testing, did not describe when a suspicious activity report should be filed, and did not describe parameters for account closure in the absence of verification of a customer's identity.

     Banco de Chile-Miami failed to have adequate internal controls in place to ensure compliance with the Bank Secrecy Act and to manage the risk of money laundering. During a targeted Bank Secrecy Act exam conducted in January 2005, the Federal Reserve deemed Banco de Chile-Miami's Bank Secrecy Act internal controls ineffective. Banco de Chile-Miami's compliance function had not kept up with the growth in its accounts, or the evolving Bank Secrecy Act/anti-money laundering regulatory environment. Significant deficiencies were noted in the identification and monitoring of politically exposed persons, customer account due diligence procedures, monitoring for potential suspicious activity, structure and staffing of the compliance function and the independent audit function.

         7 As of June 9, 2003, the Bank Secrecy Act required banks to implement a written Customer Identification Program appropriate for its size and type of  business. A bank required to have an anti-money laundering compliance program under the regulations implementing 31 U.S.C. § 53l8(h), 12 U.S.C. § 1818(s), or 12 U.S.C. § 1786(q)(1) was required to incorporate a written Customer Identification Program into its anti-money laundering compliance program. 31 C.F.R. § l03.121(b)(1).

     An insufficient compliance environment contributed to Banco de Chile-Miami's failure to identify and properly monitor the accounts of a prominent Chilean politically exposed person and his associates. Examiners determined that this politically exposed person and his associates used certain accounts to hide (or disguise) the beneficial ownership of the funds. A review of the applicable account files and transaction records determined that management at Banco de Chile-Miami was aware, or should have been aware, that accounts were opened by a nominee and associate of a politically exposed person and ultimately owned and controlled by the prominent politically exposed person. In view of the nature of the accounts, transactions and activity at both Banco de Chile-New York and Banco de Chile-Miami should have clearly been subjected to enhanced due diligence and more rigorously reviewed and monitored by management and compliance staff. Furthermore, although the definition of politically exposed persons, as described in Banco de Chile-Miami's anti-money laundering program, was in line with regulatory guidance provided by the Federal Reserve, in practice the definition was too narrowly applied. As a result of these deficiencies, the politically exposed person's account activity went unreported until September 2004.

     Due diligence documentation for large accounts was considered insufficient and even minimal documentation for correspondent accounts was not required by Banco de Chile-Miami's written compliance program. Policies and procedures did not include guidance requiring sufficient detail on customer profiles for large, potentially riskier accounts. Customers with multiple accounts were not required to have all of their account relationships identified and reviewed on an aggregate, risk-graded basis. With respect to Customer Identification Program requirements. Banco de Chile-Miami failed to provide notice of the requirements of the Customer Identification Program to its customers in order to fulfill the "notice" requirement under the rules and its written Customer Identification Program. The Customer Identification Program also failed to describe circumstances under which a suspicious activity report should be filed.

     Suspicious activity monitoring practices at Banco de Chile-Miami were ineffective. As a result, the Branch was unable to adequately detect and report suspicious activity on a timely basis. Banco de Chile-Miami's written suspicious activity reporting policy was outdated, limited in detail and scope, and not commensurate with the risk to ensure compliance with the Bank Secrecy Act. Controls and procedures for establishing account profiles were inadequate. Documentation for cleared exceptions was inadequate. The Federal Reserve determined that the monitoring program needed to be expanded to review concentration accounts and third-party activity with regard to the correspondent relationship between Banco de Chile and Banco de Chile-Miami. The Branch's log of investigations did not effectively track open investigations. Aggregate wire transfer activity was not monitored over a sufficiently broad time period to identify potentially suspicious activity.

          2.      Audit and Testing

     Banco de Chile-New York failed to conduct adequate independent testing for compliance with the Bank Secrecy Act and its implementing regulations. Further,

deficiencies cited by the Office of the Comptroller of the Currency highlighted Banco de Chile-New York's inadequate processes for independent testing of compliance with the Bank Secrecy Act and anti-money laundering requirements in the United States. In particular, the management of Banco de Chile failed to ensure that auditor training, as well as the scope and procedures of audits, were sufficient to adequately ensure that Banco de Chile-New York could manage the risk of money laundering and comply with the Bank Secrecy.

     Banco de Chile-Miami failed to implement an adequate system for independent testing for compliance with the Bank Secrecy Act. The Federal Reserve found deficiencies in Banco de Chile-Miami's independent testing and auditing function in the anti-money laundering compliance area. The audit scope did not include pertinent sections of the USA PATRIOT Act. The scope of the audits did not adequately test new account reviews, compliance with the Customer Identification Program requirements, wire transfer and cash activity, account monitoring and reviews of existing accounts (particularly for high-risk accounts) for adequate due diligence. Furthermore, Banco de Chile's compliance officer was, in part, responsible for both the audit and compliance functions for both branches in the United States, which compromised the independence of the audit function.

          3.      Designation of Person(s)

     Banco de Chile-Miami failed to designate a person, or persons, to ensure adequate compliance with the Bank Secrecy Act and its implementing regulations. The Federal Reserve described the Bank Secrecy Act staffing structure at Banco de Chile-Miami as ambiguous, insufficiently segregated from the rest of the bank, and generally inadequate. Until October 2004, only one person was responsible for compliance for both branches in the United States. Also, as previously noted, the Office of the Comptroller of the Currency issued a prohibition order and civil money penalty, in the amount of $200,000, against the former General Manager of the New York Branch on April 14,2005, due, in part, to his failure to ensure compliance with the Bank Secrecy Act in the United States. In view of the scope and geographical reach of Banco de Chile's business-lines, Banco de Chile-New York and Banco de Chile-Miami failed to designate adequate staff to properly manage the risk of money laundering and ensure compliance with the Bank Secrecy Act.

          C.      Violations of the Requirement to Report Suspicious Transactions

     The Financial Crimes Enforcement Network has determined that both Banco de Chile-New York and Banco de Chile-Miami violated the suspicious activity reporting provisions of the Bank Secrecy Act and regulations issued pursuant to that Act.8 Under the Bank Secrecy Act, financial institutions are obligated to report transactions that the institution "knows, suspects, or has reason to suspect" are suspicious. The financial institution must report the transactions if the transactions involve or aggregate to at least $5,000, and the transactions are "conducted or attempted by, at, or through" the financial

         8 31 U.S.C. § 5318(g) and 31 C.F.R. § 103.18.

institution. A transaction is "suspicious" if the transaction: (1) involves funds derived from illegal activities, or is conducted to disguise funds derived from illegal activities; (2) is designed to evade the reporting or recordkeeping requirements of the Bank Secrecy Act or regulations under the Bank Secrecy Act; or (3) has no business or apparent lawful purpose or is not the sort in which the customer would normally be expected to engage, and the financial institution knows of no reasonable explanation for the transaction after examining the available facts, including background and possible purpose of the transaction.9

     Financial institutions must report suspicious transactions by filing suspicious activity reports.10 In general, financial institutions must file a suspicious activity report no later than thirty (30) calendar days after detecting facts that may constitute a basis for filing a suspicious activity report. If no suspect is identified within thirty (30) days of the date of detection, a financial institution may delay the filing for an additional thirty (30) calendar days, in order to identify a suspect. However, in no event may the financial institution file a suspicious activity report more than sixty (60) calendar days after the date of detection.11

     Due to failures in their anti-money laundering compliance programs, neither Banco de Chile-New York nor Banco de Chile-Miami identified, reviewed or evaluated numerous large dollar value transactions by, for or on behalf of, a prominent politically exposed person and a family member and associate of the prominent politically exposed person. As a result, in the aggregate, both Banco de Chile-New York and Banco de Chile-Miami failed to timely report suspicious activity involving millions of dollars.

IV.      CIVIL MONEY PENALTY

     Under the authority of the Bank Secrecy Act and the regulations issued pursuant to that Act,12 the Financial Crimes Enforcement Network has determined that a civil money penalty is due for the violations of the Bank Secrecy Act and the regulations issued pursuant to that Act described in this Assessment.

     Based on the seriousness of the violations at issue in this matter, and the financial resources available to Banco de Chile, the Financial Crimes Enforcement Network has determined that the appropriate penalty in this matter is $3,000,000.00.

V.      CONSENT TO ASSESSMENT

     To resolve this matter, and only for that purpose, Banco de Chile, without admitting or denying either the facts or detenninations described in Sections III and IV

         9 31 C.F.R. § 103.18(a)(2)(i) through (iii).

         10 31 C.F.R. § 103.18(b)(2).

         11 31 C.F.R. § 103.18(b)(3).

         12 31 U.S.C. § 5321 and 31 C.F.R. § 103.57.

above, except as to jurisdiction in Section II, which is admitted, consents to the assessment of a civil money penalty against it in the sum of $3,000,000.00. The assessment shall be concurrent with the assessment of a civil money penalty, in the amount of $ 3,000,000.00, by the Office of the Comptroller of the Currency, and shall be satisfied by one payment of $ 3,000,000.00 to the Department of the Treasury.

     Banco de Chile agrees to pay the amount of $ 3,000,000.00 within five (5) business days of this ASSESSMENT. Such payment shall be:

a.	Made by certified check, bank cashier's check, bank money order, or wire;

b.	Made payable to the United States Department of the Treasury;

c.
Hand-delivered or sent by overnight mail to the Financial Crimes Enforcement, Attetion: Associate Director, Administration & Communications Division, 2070 Chain Bridge Road, Suite 200, Vienna, Virginia 22182; and

d.	Submitted under a cover letter, which references the caption and file number in this matter.

     Banco de Chile recognizes and states that it enters into the CONSENT freely and voluntarily and that no offers, promises, or inducements of any nature whatsoever have been made hy the Financial Crimes Enforcement Network or any employee, agent, or representative of the Financial Crimes Enforcement Network, to induce Banco de Chile to enter into the CONSENT, except for those specified in the CONSENT.

     Banco de Chile understands and agrees that the CONSENT embodies the entire agreement between Banco de Chile and the Financial Crimes Enforcement Network relating to this enforcement matter only, as described in Section III above. Banco de Chile further understands and agrees that there are no express or implied promises, representations, or agreements between Banco de Chile and the Financial Crimes Enforcement Network other than those expressly set forth or referred to in the CONSENT and that nothing in the CONSENT or in this ASSESSMENT is binding on any other agency or government, whether federal, state, or local.

VI.      RELEASE

     Banco de Chile understands that execution of the CONSENT, and compliance with the terms of this ASSESSMENT and the CONSENT, constitute a complete settlement of civil liability for the violations of the Bank Secrecy Act and regulations issued pursuant to that Act described in the CONSENT and this ASSESSMENT.

By:	/S/ William J. Fox

William J. Fox, Director Financial Crimes Enforcement Network United States Department of the Treasury

Date:	October 12, 2005

     Consent Order for Civil Money Penalty ordered by the Office of the Comptroller of the Currency and
Stipulation and Consent to the Issuance of a Consent Order for
Civil Money Penalty, entered by the Bank with the Office of the
Comptroller of the Currency

#2005-140

UNITED STATES OF AMERICA
DEPARTMENT OF THE TREASURY
OFFICE OF THE COMPTROLLER OF THE CURRENCY

In the Matter of:	)
Banco de Chile, New York Branch	)
New York, New York	)
	)	AA-EC-05-84
a Federal branch of	)
)
Banco de Chile	)
Santiago, Chile	)

CONSENT ORDER FOR CIVIL MONEY PENALTY

     The Comptroller of the Currency of the United States of America ("Comptroller"), through his national bank examiners, has conducted an examination of Banco de Chile, New York Branch (the "New York Branch" or "Branch"), a Federal branch of Banco de Chile, Santiago, Chile ("Bank"). In cooperation with the Comptroller's examination, the Audit Committee of the Bank has provided the Comptroller with a report containing the results of an internal investigation conducted by its outside counsel. The examination and internal investigation report have identified deficiencies in the Bank's internal controls, particularly in the area of Bank Secrecy Act and Anti-Money Laundering compliance.

     The New York Branch, by and through its General Manager, duly authorized by the Bank, has executed a "Stipulation and Consent to the Issuance of a Consent Order for Civil Money Penalty," ("Stipulation and Consent") dated October 11, 2005, that is accepted by the Comptroller. By this Stipulation and Consent, which is incorporated by reference, the New York Branch has consented to the issuance of this Consent Order for Civil Money Penalty ("Order") by the Comptroller.

1

COMPTROLLER'S FINDINGS

     (1) The Branch engaged in unsafe or unsound banking practices and violated the law, including the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., when Branch personnel authorized transactions that allowed certain customers to mask the true beneficiary of deposit accounts and loans at the Branch.

     (2) Contrary to safe and sound banking, many of these transactions were executed without following the Branch's internal policies and procedures on account openings, and they were approved without conducting adequate due diligence on the source of funds used to open the accounts or the purpose of the loans.

     (3) The management of these account relationships evidenced deficiencies in internal controls and procedures and deficiencies in independent testing of accounts at the Branch to ensure compliance with the Bank Secrecy Act, in violation of 12 C.F.R. § 21.21.

     (4) Branch personnel failed to monitor these accounts for suspicious activities and failed to identify and report the suspicious nature of the deposit accounts and loan relationships in a timely manner. The failure to file suspicious activity reports in a timely manner is a violation of 12 C.F.R. § 21.11.

     (5) Branch personnel made misleading, inaccurate, and false statements to bank examiners regarding their knowledge of the existence of a nominee relationship between certain customers and the point in time at which Branch and head office personnel were made aware of the relationship.

     (6) Subsequent to the discovery of these violations of law and unsafe and unsound practices by the Branch, the Audit Committee of the Bank authorized an internal investigation of

2

these activities. The Bank provided a comprehensive report of these findings to the Office of the Comptroller of the Currency ("OCC").

     (7) The Bank and Branch agreed to a substantial Consent Order in February 2005 to remedy the violations of law and unsafe and unsound practices discovered during both the examination and the internal investigation.

ARTICLE I

CIVIL MONEY PENALTY

     (1) Without admitting or denying any of the findings contained herein or any wrongdoing, the New York Branch hereby consents to the payment of a civil money penalty in the amount of three million dollars ($ 3,000,000), which shall be paid upon execution of this Order to the Treasurer of the United States.

(a)
If a check is the selected method of payment, the check shall be made payable to the Treasurer of the United States and shall be delivered to: Comptroller of the Currency, P.O. Box 979012, St. Louis, Missouri 63197-9000, with a copy of the check sent to Director, Enforcement & Compliance Division, 250 E Street, SW, Mail Stop 8-10, Washington, DC 20219.

(b)
If a wire transfer is the selected method of payment, it must be sent to the Comptroller's account #2071-0001, ABA Routing # 021030004. A copy of the wiring instructions shall be provided to the Director, Enforcement & Compliance Division, at the address listed in subparagraph (a) above.

     (2) This penalty assessment shall be concurrent with the three million dollar ($ 3,000,000) penalty assessed against the Branch by the Financial Crimes Enforcement Network and shall be satisfied by one payment of three million dollars ($ 3,000,000) to the Department of the Treasury

3

and delivery of the payment instrument to Director of the OCC's Enforcement & Compliance Division, at the address set forth in paragraph (1) of this Article.

     (3) This Order shall be enforceable to the same extent and in the same manner as an effective and outstanding order that has been issued and has become final pursuant to 12 U.S.C. §§ 1818(h) and (i) (as amended).

ARTICLE II

CLOSING

     (1) This Order is not intended to, and shall not, supplant or amend any provisions of the February 1, 2005, Consent Order entered into between the Branch, Bank, and the Comptroller.

     (2) If, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him by the several laws of the United States of America to undertake any action affecting the Branch, nothing in this Order shall in any way inhibit, estop, bar or otherwise prevent the Comptroller from so doing.

     (3) The provisions of this Order are effective upon issuance of this Order by the Comptroller, through his authorized representative whose hand appears below, and shall remain effective and enforceable, except to the extent that, and until such time as, any provisions of this Order shall have been amended, suspended, waived, or terminated in writing by the Comptroller.

     (4) This Order is intended to be, and shall be construed to be, a final order issued pursuant to 12 U.S.C. § 1818(i)(2), and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States.

     (5) The provisions of this Order constitute a settlement of the civil money penalty proceeding contemplated by the Comptroller.

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     (6) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IT IS SO ORDERED, this 11th day of October, 2005.

/s/ John W Quill	10/11/05

John W. Quill	Date
Deputy Comptroller
Special Supervision

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UNITED STATES OF AMERICA
DEPARTMENT OF THE TREASURY
OFFICE OF THE COMPTROLLER OF THE CURRENCY

In the Matter of:	)
Banco de Chile, New York Branch	)
New York, New York	)
)
a Federal branch of	)	AA-EC-05-84
)
Banco de Chile	)
Santiago, Chile	)

STIPULATION AND CONSENT TO THE ISSUANCE
OF A CONSENT ORDER FOR CIVIL MONEY PENALTY

     The Comptroller of the Currency of the United States of America ("Comptroller") and the New York Branch of Banco de Chile (the "New York Branch" or "Branch"), a Federal branch of Banco de Chile, Santiago, Chile, (the "Bank") entered into a Consent Order dated February 1, 2005 pursuant to 12 U.S.C. § 3101 et seq.
     The Comptroller intends to assess a civil money penalty against the Branch pursuant to 12 U.S.C. § 1818(i)(2). The Branch, in the interest of compliance and cooperation, agrees to the issuance of a Consent Order for Civil Money Penalty dated October 11, 2005 ("CMP Order").
      In consideration of the above premises, the Comptroller, through his authorized representative, and the New York Branch, by and through its General Manager, duly authorized by the Bank, hereby stipulate and agree to the following:

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Article I

Jurisdiction

     (1) The Branch is a Federal branch licensed and examined by the Comptroller pursuant to the International Banking Act of 1978, as amended, 12 U.S.C. § 3101 et seq.

     (2) The Comptroller is "the appropriate Federal banking agency" regarding the Branch pursuant to 12 U.S.C. §§ l813(q), l8l8(b), and 3l08(b).

Article II

Agreement

     (1) The Branch, without admitting or denying the findings contained in the CMP Order or any wrongdoing, hereby consents and agrees to the issuance of the CMP Order by the Comptroller.

     (2) The Branch further agrees that said CMP Order shall be deemed an "order issued with the consent of the depository institution" as defined in 12 U.S.C. § l8l8(h)(2), and consents and agrees that said CMP Order shall become effective upon its issuance and shall be fully enforceable by the Comptroller under the provisions of 12 U.S.C. §§ l8l8(i) and 3101 et seq.

     (3) Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract, the Comptroller may enforce any of the commitments or obligations herein undertaken by the Branch under its supervisory powers, including 12 U.S.C. § l8l8(i), and not as a matter of contract law. The Branch expressly acknowledges that neither the Branch, nor the Comptroller has any intention to enter into a contract.

     (4) The Branch declares that no separate promise or inducement of any kind has been made by the Comptroller, or by his agents or employees, to cause or induce the Branch to agree to consent to the issuance of the CMP Order and/or to execute the CMP Order.

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     (5) The Branch also expressly acknowledges that no officer or employee of the Office of the Comptroller of the Currency has statutory or other authority to bind the United States, the U.S. Treasury Department, the Comptroller, or any other federal bank regulatory agency or entity, or any officer or employee of any of those entities to a contract affecting the Comptroller's exercise of his supervisory responsibilities.

     (6) The Branch also expressly acknowledges that nothing herein shall preclude any proceedings brought by the Comptroller to enforce the terms of the CMP Order, and that nothing herein constitutes, nor shall the Branch contend that it constitutes, a waiver of any right, power, or authority of any other representative of the United States or agencies thereof, including the Department of Justice, to bring other actions deemed appropriate.

Article III

Waivers

(1) The Branch, by signing this Stipulation and Consent, hereby waives:

(a)	the issuance of a Notice of Assessment of a Civil Money Penalty pursuant to 12 U.S.C. § l8l8(i)(2) (as amended);

(b)	any and all procedural rights available in connection with the issuance of the CMP Order;

(c)	all rights to a hearing and a final agency decision pursuant to 12 U.S.C. § l8l8(h) and (i)(2) (as amended) and 12 C.F.R. § Part 19;

(d)	all rights to seek any type of administrative or judicial review of the CMP Order;

(e)	any and all claims for fees, costs or expenses against the Comptroller, or any of his agents or employees, related in any way to this enforcement

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matter or the CMP Order, whether arising under common law or under the terms of the statute, including, but not limited to, the Equal Access to Justice Act, 5 U.S.C. § 504 and 28 U.S.C. § 2412; and

(f)	any and all rights to challenge or contest the validity of the CMP Order.

Article IV

Closing

     (1) The Branch agrees that the provisions of this Stipulation and Consent shall not inhibit, estop, bar, or otherwise prevent the Comptroller from taking any other action affecting the Branch if, at any time, he deems it appropriate to do so to fulfill the responsibilities placed upon him by the several laws of the United States of America.

     (2) The Branch also agrees that the terms of the CMP Order are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller as his representative, has hereunto set his hand on behalf of the Comptroller.

/s/ John W Quill	10/11/05

John W. Quill	Date
Deputy Comptroller
Special Supervision

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IN TESTIMONY WHEREOF, the undersigned, as the duly authorized General Manager of the Branch, has hereunto set his hand on behalf of the Branch.

Signed	October 6th, 2005

German Tagle	Date
General Manager
New York Federal Branch,
of Banco de Chile, Santiago, Chile

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer